United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549

Attention: Daniel H. Morris, Esq.

April 18, 2006

Re:	Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust Form S-3 Shelf Registration Statement, File Nos. 333-129972 and 333-129972-01 (the “Registration Statement”)

Dear Mr. Morris:

We are writing to you in response to the comments that you transmitted to us on March 23, 2006 relating to the Registration Statement that Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust (the “Registrants”) filed with the Commission on March 10, 2006. We offer the responses below on behalf of the Registrants and in connection with the second amendment to the Registration Statement that is today being filed on Form S-3/A.

General

1.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

2.	We note your response to prior comment 5. To further clarify, please confirm that all material terms to be included in the finalized agreements, will also be disclosed in the final Rule 424(b) prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Prospectus Supplement #2

The Summary, page S-3

3.	We note your response to prior comment 20. Please delete reference to the master servicer in item (xi) at page 119 of prospectus supplement #1 under “Events of Default” and to the back-up servicer at page 21 of the base prospectus under “Servicing Loans.”

Response: We have deleted the reference to “master servicer” in item (xi) under “Events of Default” in prospectus supplement #1 and replaced it with a reference to

“servicer” and we have deleted the paragraph referring to a possible back-up servicer in the base prospectus under the heading “Servicing Loans.”

Fees and Expenses, page S-115

4.	We note your response to prior comment 14 but reissue the comment. Please provide all information required by Item 1113(c), including the amount of the fees or the formula used to determine that amount.

Response: We have added disclosure regarding the various formulas by which fees may be calculated and paid to the transaction parties.

Delinquency and Loss Procedures, page S-124

5.	We note your response to prior comment 33. Please revise your disclosure to more fully describe the circumstances under which loans may be modified.

Response: We have expanded our disclosure regarding the circumstances under which loans may be modified. This additional disclosure is in the last paragraph under the heading “Delinquency and Loss Procedures” in each prospectus supplement.

Base Prospectus

The Agreements, page 25

6.	Please delete the phrase “other form of credit enhancement” in the second paragraph of this section.

Response: We have deleted the phrase “other form of credit enhancement” in the second paragraph under the heading “The Agreements.”

Pooling and Servicing Agreement

Section 5.10 Assessments of Compliance and Attestation Reports.

7.	Please confirm that the servicing criteria for the reports will be as set forth in Item 1122(d) of Regulation AB and revise the Pooling and Servicing Agreement accordingly.

Response: We hereby confirm that the servicing criteria for the reports will be as set forth in Item 1122(d) of Regulation AB and we have revised the forms of the Sale and Servicing Agreements to refer to the servicing criteria set forth in Item 1122(d) and have added an exhibit to the sale and servicing agreements outlining the specific Item 1122(d) information to be provided by each party.

We look forward to your response on this matter. Please contact our counsel, Michael du Quesnay of Dewey Ballantine LLP by e-mail at mduquesnay@dbllp.com, by telephone at (213) 621-6528 or by fax at (213) 621-6100 with any questions or additional comments regarding this Registration Statement.

Very truly yours,

/s/ Charles O. Ryan
Charles O. Ryan
Securitization Coordinator
Accredited Home Lenders, Inc.
Accredited Mortgage Loan REIT Trust

3